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July 8, 2009

Ms. Tara L. Harkins
Mr. David Burton
Mail Stop 3030
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Via EDGAR

         RE:      Dynatronics Corporation SEC File No. 000-12697
                  Form 10-KSB for the fiscal year ended June 30, 2008 ("2008
                    Annual Report")
                  Amendment 1 to Form 10-KSB for the fiscal year ended June 30,
                    2007 ("Amended 2007 Annual Report") Form 10-Q for the quarterly period ended March 31, 2009 ("March 2009 Quarterly Report")

Dear Ms. Harkins and Mr. Burton:

This letter responds to the letter of the staff of the Commission (the "Staff") dated June 25, 2009 (the "Comment Letter"), with regard to the above-referenced periodic reports filed by Dynatronics Corporation (the "Company" or "Dynatronics"), SEC File No. 000-12697, and contains the Company's responses to the Staff's comments. For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by our responses. This letter is filed by EDGAR.

Form 10-KSB for the fiscal year ended June 30, 2008
---------------------------------------------------
Item 8A.  Controls and Procedures, page 22
------------------------------------------

         1. We note your disclosure on page 23 related to management's report on internal control over financial reporting as of June 30, 2008. However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of June 30, 2008. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting as of June 30, 2008. Refer to Item 308(a)(3) of Regulation S-K.

         Response

              We will amend the 2008 Annual Report to clarify that management concluded that internal control over financial reporting was effective as of June 30, 2008.

         2. Further to the above, please revise this report in future filings to also include the disclosure required by Item 308(a)(4) of Regulation S-K



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U.S. Securities and Exchange Commission
July 8, 2009
Page 2


         Response

              As appropriate, the Company will include in future filings on Form 10-K the statement required by Item 308(a)(4) "that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on the registrant's internal control over financial reporting."

              The Company understands that this requirement will first apply to smaller reporting companies such as Dynatronics for annual reports filed for fiscal years ending on or after December 15, 2009. For the Company this would require that the attestation be included in its annual report for the fiscal year ending June 30, 2010.

              In a telephone conference with the Staff on July 6, 2009, the Staff indicated that this comment should have properly referenced temporary Item 308T. In the amended Form 10-KSB for the fiscal year ended June 30, 2008 and in future filings, the Company will include a statement to the effect that "This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report."

Consolidated Financial Statements, page F-1
-------------------------------------------
Note (1) Basis of Presentation and Summary of Significant Accounting Policies,
-------------------------------------------------------------------------------
page F-6
--------

         3. We note your disclosures on page 18 that you have "taken measures designed to reduce expenses by more than $2 million annually" and "the cost savings include a reduction of approximately 20 percent of the Company's workforce and the elimination of duplicative overhead expense." We note similar disclosures on page 10 of your March 31, 2009 Form 10-Q. Based on these disclosures, it appears that you may have implemented various restructuring plans. To the extent that these represent restructuring plans, please revise your notes and MD&A in future filings to provide the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5P:4.

         Response

              In future filings we will provide disclosures required by paragraph 20 of SFAS No. 146 and SAB Topic 5P:4. To date, the cost-saving measures taken by the Company have not resulted in any significant liability or "up-front" costs to the Company. For example, no significant termination benefits were extended in connection with the reduction in force. Therefore, to date, the disclosures required by SFAS No. 146 and SAB Topic 5P:4 have not


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U.S. Securities and Exchange Commission
July 8, 2009
Page 3


              been applicable. Additionally, the Company has not sold or terminated a line of business nor has the Company closed business activities in a certain location. In conjunction with certain acquisitions in 2007 the Company did consolidate warehouse operations as part of the strategic plan for the acquisitions. None of these warehouses had been operated by the Company prior to the acquisitions. The Company has closed certain warehouse facilities and moved the warehousing activities of such locations to other existing warehouses. Costs incurred in connection with the closure of these warehouses were not significant. The Company has not made significant changes in management structure and has not implemented a reorganization that affects the nature and focus of operations. In addition to the consolidation of warehouse facilities, steps taken to reduce costs and improve profitability include a company-wide reduction in force, a reduction in pay for top management, a reduction in personnel benefits, the elimination of certain unprofitable tradeshows and other marketing expenses, a reduction in commissions paid on small orders, and a reduction in fees paid to certain service providers.


(g) Goodwill and Long-lived Assets, Page F-7
--------------------------------------------

         4. We note here and on page 23 that you used an independent appraiser to determine your goodwill impairment. While in future filings, management may elect to take responsibility for valuing your goodwill, please note that if you continue to refer to the work of the third party in a Form 10-K or Form 10-KSB that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at out website
              <http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm>.

         Response

              We note the Staff's comment and will comply as appropriate in future filings.

Note 9. Income Taxes, page F-13
-------------------------------

         5. We note here and from page F-2 of your March 31, 2009 Form10-Q that you present a deferred income tax asset of $1.4 million as of June 30, 2008 and March 31, 2009. You state that you believe it is more likely than not that all of the deferred tax assets will be realized due to historical taxable income, projections of future taxable income, and tax planning strategies. Giving specific consideration to negative evidence such as cumulative losses in recent years, tell us and revise your note here and your critical accounting policies in MD&A in future filings to discuss in more detail why you believe that it is more likely than not that all of the deferred tax assets will be realized. Refer to the guidance provided in paragraphs 17(e) and 20-25 of SFAS 109.


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U.S. Securities and Exchange Commission
July 8, 2009
Page 4


         Response

              In future filings, we will provide additional disclosure regarding our analysis of the recoverability of the deferred income tax assets.

              Management performed an in-depth analysis of the deferred income tax assets and their recoverability based on the criteria of SFAS No. 109. The following points summarize management's assessment.

              Evaluation of Negative Evidence (Paragraph 23 of SFAS No. 109)
              --------------------------------------------------------------

              o A history of operating loss or tax credit carryforwards expiring unused.

                     The Company does not have a history of net operating losses. Over the last 19 years, the Company has only experienced a pre-tax loss in 3 of those years. One of those annual losses was due to non-operating expenses. All prior deferred income tax assets were realized before their expiration.

              o Losses expected in early future years (by a presently unprofitable entity)

                     The loss in fiscal 2008 was largely due to the write-off of goodwill and other expenses related to the businesses acquired in June and July 2007. Basic operations generated profits, which we believe is a better indicator of future results.

              o Unsettled circumstances that, if unfavorably resolved, would adversely affect the future operations and profit levels on a continuing basis in future years.

                     We are not aware of any unsettled circumstances that might have an adverse affect on future operations.

              o A carryback, carrforward period that is so brief that it would limit the realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year or (2) the enterprise operates in a traditionally cyclical business.

                     The carryforward period for realizing the net operating losses is 19 years. Dynatronics does not operate in a cyclical business.


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U.S. Securities and Exchange Commission
July 8, 2009
Page 5

              Evaluation of Positive Evidence (Paragraph 24 of SFAS No. 109)
              --------------------------------------------------------------

              o Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.

                     Dynatronics experienced an 83% increase in sales in fiscal 2008 primarily as a result of the acquisitions made in June and July 2007. While there is no existing contract or firm sales backlog that would alone produce enough taxable income to realize 100% of the deferred income tax assets in a single year, our projections reflect that an increase of 6% in sales accompanied by a 4% increase in expenses would achieve sufficient pre-tax profits over the next 6 years to utilize the net operating loss carryforwards. We believe these results are achievable based on recent activities.

              o An excess of appreciated asset value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset.

                     Dynatronics owns its manufacturing and operating facilities in Utah and Tennessee. The difference in the depreciated tax basis and the market value of these two facilities totals approximately $2.5 million. The Company has considered the sale of these facilities in order to reduce future interest expense; however, no specific plan is currently in place for the sale of the facilities.

              o A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent or extraordinary item) is an aberration rather than a continuing condition.

                     Dynatronics has a strong earnings history and in 16 of the last 19 years the Company has experienced a pre-tax profit averaging over $500,000 per year. The principal causes of the loss in fiscal 2008 (goodwill impairment and expenses resulting from six acquisitions) are considered to be unusual and are not expected to recur in the near future.

              In summary, the only negative evidence presented to support a valuation allowance against the deferred income tax assets is the cumulative loss position as of June 30, 2008. Mitigating factors to consider when forming a conclusion relative to the validity of this negative evidence include:

              o Substantially all of the cumulative losses are attributable to a single year, fiscal 2008.

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U.S. Securities and Exchange Commission
July 8, 2009
Page 6


              o The losses in fiscal 2008 are of an infrequent and unusual nature.

              o The losses may not be as relevant given the significant, recent changes associated with the six acquisitions.

              o The stated concerns of the FASB over recording a valuation allowance when business combinations are involved. Dynatronics recently had six such acquisitions.

              o No history of losses. Dynatronics has over the last 19-year period shown an average pre-tax profit of $500,000 per year with only three of the past 19 years experiencing an operating loss.

              The following positive evidence supports the conclusion that a valuation allowance is not required:

              o Dynatronics once before established a valuation allowance and subsequently reversed that allowance three years later. The full net operating loss was ultimately utilized. Therefore, Dynatronics has shown a history of realizing net operating losses.

              o Over the last 19 years, Dynatronics generated approximately $10,000,000 in pre-tax profits. The next 19 years would have to generate only 40% of the performance of the last 19 years to utilize the 100% of the net operating loss carryforward. Given historical performance, this appears more likely than not.

              o Current projections indicate that a sales increase of approximately 6% per year would be required to fully utilize the net operating loss carryforward in six years. Over the last 19 years, Dynatronics has increased its sales from $2,500,000 to $33,500,000. That is an annual increase of approximately 15% per year. It seems more likely than not that a 6% annual increase in sales will be achieved.

              o Even in the current economically depressed environment, the net realizable gain that would result from the sale of the property owned by Dynatronics is estimated at $2,500,000. As the assets are further depreciated and property values increase in the future, that differential between the depreciated basis and the net realizable value will continue to increase.

              Given the lack of conclusive negative evidence, the mitigating factors associated with the only negative consideration in evidence, the preponderance of positive evidence, the fact the Company has 19 years to utilize the net operating loss carryforwards in question, and the ability of the Company to generate a substantial gain from the sale of certain real property, Dynatronics' management concludes that it is more likely than not that the Company will realize the deferred income tax assets associated with the net operating losses generated in fiscal 2008.


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U.S. Securities and Exchange Commission
July 8, 2009
Page 7


Note 14. Acquisition and Non-Cash Disclosure, page F-16
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         6.   We note that you acquired Rajala Therapy Sales Associates, one of your key distributors, for total consideration of $2.7 million on June 30, 2007. We further note that you acquired five other distributors for total consideration of $5.7 million on July 2, 2007. We note that you filed Item 2.01 Form 8-Ks on July 6, 2007 and July 9, 2007 announcing the closing of these acquisitions and that these reports did not include audited financial statements and pro forma financial information of the acquired entities. Considering that total consideration for these acquisitions was $8.4 million, please provide to us your significance tests as set forth in Item 310(c) of regulation S-B along with the reason why you believe financial statements for these acquisitions in your previously filed Forms 8-K were not required.

         Response

              Because the acquisitions did not involve a group of related businesses (as defined by Item 3-05 of Regulation S-X), the provisions of 310(c) were not applicable to these acquisitions. Furthermore, each business acquisition was separately negotiated and was not dependent on the outcome of the other acquisitions.

              The Rajala acquisition did not exceed 20 percent of any of the conditions listed in Rule 1-02(w) of Regulation S-X.

              Regarding the acquisitions made in July 2007, the following significance tests were performed:

              o The acquisition price was less than 50% of the total consolidated assets of Dynatronics as of June 30, 2007.

              o The total assets of the acquired entities as of the acquisition date were less than 50% of the total consolidated assets of Dynatronics as of June 30, 2007.

              o The total pretax income of the acquired entities for the most recent completed fiscal year was less than 50% of the total consolidated pretax income of Dynatronics for the year ended June 30, 2007.

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U.S. Securities and Exchange Commission
July 8, 2009
Page 8

              As a result of the foregoing facts, audited financial statements and proforma financial information of the acquired entities were not required.

Exhibits 31.1 and 31.2
----------------------

         7. We note that you omitted the language "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introduction of paragraph 4 of your certifications and have also omitted paragraph 4(b) from your certifications. The required certifications must be in the exact form prescribed. Please revise your filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-K, as applicable.

         Response

              The Company will amend the certifications filed with the Amended 2008 Annual Report to include the omitted language. We note that the certifications filed with the March 2009 Quarterly Report do include the following language in paragraph 4: "The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules
              13a-15(f) and 15d-15(f)) for the registrant and have . . . ."
              Paragraph 4(b) is also included in the certifications filed with the March 2009 Quarterly Report.

Exhibit 32
----------

         8. We note that your certifications here and within your September 30, 2008, December 31, 2008 and March 31, 2009 Forms 10-Q
              furnished pursuant to Rule 13a-14(b) of the Exchange Act are not dated. Please amend your June 30, 2008 Form 10-KSB and your September 30, 2008, December 31, 2008 and March 31, 2009 Forms 10-Q to include currently signed and dated certifications. The amendments should include the entire filing with the revised certifications.

         Response

              The certifications filed as Exhibit 32 with the 2008 Annual Report and the subsequently filed quarterly reports on Form 10-Q were executed on the same dates as the certificates filed as Exhibit 31 filed with the corresponding reports. This omission of the date from the certifications filed as Exhibit 32 was inadvertent. We will amend the annual report on Form 10-KSB for the fiscal year ended June 30, 2008 and the quarterly reports on Form 10-Q for the quarters ended September 30 and December 31, 2008 and March 31, 2009 to include currently signed and dated certifications and include the entire filing with the revised certifications.

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U.S. Securities and Exchange Commission
July 8, 2009
Page 9


Amendment 1 to June 30, 2007 Form 10-KSB
----------------------------------------

         9. We note the June 30, 2007 Form 10-KSB was amended to include the audit report for your financial statements as of and for the years ended June 30, 2007 and 2006 since you inadvertently omitted this from your original filing. Please further amend your June 30, 2007 Form 10-KSB to include a complete set of financial statements along with the accompanying audit report. Refer to Rule 2-02 of regulation S-X and Item 310 of Regulation S-B.

         Response

              Because the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2008 includes a signed report of the independent registered public accounting firm that covers the fiscal years ended June 30, 2008 and 2007, we believe that it is unnecessary to file an amendment of the Amended 2007 Annual Report to include a complete set of financial statements along with the accompanying audit report.

Form 10-Q for the Quarter Ended March 31, 2009
----------------------------------------------
Notes to Condensed Consolidated Financial Statements, page 4.
-------------------------------------------------------------

         10. We note from page 9 that you implemented pricing incentives to reward customers for placing larger orders. Please revise your notes in future filings to explain the nature of these incentives and how you are accounting for these incentives. Refer to the guidance in EITF 01-09.

         Response

              We will revise our notes in future filings to explain the nature of these incentives and how we are accounting for these incentives.

         11. We note from page 10 that you reversed $472,000 of an accrued liability related to the cancellation of retirement benefits for two of your executive officers during the nine months ended March 31, 2009. Please tell us and revise your future filings to explain in more detail why you reversed these obligations. Within your discussion, please explain if these contracts have been legally cancelled.


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U.S. Securities and Exchange Commission
July 8, 2009
Page 10

         Response

              The reversal of the liability was required because of the termination of the agreements between the Company and the two executives which provided for the cancelled benefits. The Company entered into agreements with these two executives in June 2009, with an expiration date of December 31, 2009, as recently reported on a Current Report on Form 8-K filed by the Company on June 16, 2009. The new agreements do not include benefits like those that were terminated with the earlier agreements. Copies of the new agreements were included as exhibits filed with the Current Report. Future filings will include disclosure that clarifies that the original agreements were legally cancelled.


Item 2. Management's Discussion and Analysis of Financial Condition and
-----------------------------------------------------------------------
Results of Operations, page 9.
------------------------------

         12. We note your discussion on page 9 relating to your gross margin "adjusting for higher basis inventory." In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of regulation S-K and comply fully with the guidance provided in Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present your gross margin on a GAAP basis.

         Response

              In future filings, when presenting similar non-GAAP measures, we will provide all the disclosures required by Item 10(e) of regulation S-K and comply with the guidance provided by the Commission regarding the use of Non-GAAP Financial Measures or only present our gross margin on a GAAP basis.

The Company acknowledges in connection with the Company's response herein and to the filings made as part of such response that:

              o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

              o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

              o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission
July 8, 2009
Page 11


Please contact the undersigned at (801) 568-7000 if you have any further questions or need further clarification.

Thank you.

Sincerely,

DYNATRONICS CORPORATION

/s/ Kelvyn H. Cullimore, Jr.

Kelvyn H. Cullimore, Jr.
Chairman, President and CEO















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